SOUTHPORT, CONNECTICUT 06890 U.S.A.
September 14, 2006
Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	Form 10-K for the fiscal year ended December 31, 2005
File No. 1-10435
Dear Mr. Hartz:
In response to your letter of August 31, 2006, we have reviewed certain of our accounting policies and related disclosures. In several instances we concur with your comments and will modify our disclosures in future filings beginning with our Form 10-Q for the quarter and nine months ended September 30, 2006. In the case of product liability, however, we do not believe that additional disclosures would benefit the reader of the financial statements and we provide background information supporting our position.
The comments included in your August 31, 2006 letter and our responses follow:
Comment 1.
We note that your controls and procedures over financial reporting were effective except for controls and procedures over the calculation of the LIFO index. We note that this disclosure is inconsistent with your report to the Board of Directors and Stockholders and the report of your auditors regarding your assessment. Further, it is generally not appropriate to conclude the disclosure controls and procedures were effective with an “except for” qualification. Please advise us concerning this inconsistency in your Form 10-K.
Response
It was the Company’s intent to conform the language in Item 9A with that of the report to the Board of Directors and Stockholders and the noted inconsistency resulted from an administrative oversight. Therefore, the Company will file an amended Form 10-K/A for the year ended December 31, 2005 deleting the first sentence of the second paragraph of Item 9A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005:
“Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2005, our controls and procedures over financial reporting were effective except for controls and procedures over the calculation of the LIFO index, which were not effective because of the material weaknesses discussed below under “Management’s Report on Internal Control over Financial Reporting.”
The following sentence will be inserted in its place:
“Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2005, our controls and procedures over financial reporting were not effective because of the material weaknesses discussed below under “Management’s Report on Internal Control over Financial Reporting.”
Comment 2.
You disclose in Item 9A that as of December 31, 2005, you did not maintain sufficient controls over the calculation of the LIFO index, which resulted in an audit adjustment to the LIFO reserve and cost of sales for the year ended December 31, 2005. Please tell us the amount of this audit adjustment and provide us with detailed analysis which presents the quantitative impact of the error in the calculation of the LIFO index on your financial statements for each quarterly period in 2005.
Response
The audit adjustment which resulted from the calculation of the 2005 LIFO index reduced the cost of sales for the year ended December 31, 2005 by $1,698,000. As more fully explained below, the entire impact of this adjustment benefited the fourth quarter of 2005 and did not affect the first three quarters of 2005.
The Company does not calculate its annual LIFO index until the fourth quarter of each year. At the end of the first three quarters of each year, the LIFO expense is estimated based on the actual FIFO inventory balance at the end of the quarter and the projected current year LIFO index. During the first two quarters of 2005, LIFO expense was estimated based on a projected current year LIFO index of 3.5%. During the third quarter the LIFO expense was estimated based on a projected current year LIFO index of 4.5%. The LIFO expense for the fourth quarter was calculated based on the actual current year LIFO index of 4.3%, which reflected the audit adjustment.

For reference, the Company’s LIFO indices for the preceding five years were:

2004	5.0%
2003	2.4%
2002	1.8%
2001	2.9%
2000	3.2%
This methodology resulted in the following 2005 quarterly LIFO expenses:

First Quarter	$835,000
Second Quarter	1,018,000
Third Quarter	1,421,000
Fourth Quarter	2,702,000	(a)

	$5,977,000

(a)	Before the impact of the audit adjustment, the LIFO expense for the fourth quarter would have been $4,400,000.
Interim LIFO calculations must necessarily be based on management’s estimates of expected year-end inventory levels and costs. Therefore, the Company consistently makes the following disclosure in its Quarterly Reports on Form 10-Q:
“An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs existing at that time. Accordingly, interim LIFO calculations must necessarily be based on management’s estimates of expected year-end inventory levels and costs. Because these are subject to many forces beyond management’s control, interim results are subject to the final year-end LIFO inventory valuation.”
The aforementioned audit adjustment, resulting from the error in the calculation of the actual 2005 LIFO index, reduced the LIFO expense component of cost of sales for the year ended December 31, 2005 by $1,698,000. As the LIFO expense methodology for the first three quarters of 2005 was not impacted by this audit adjustment, the entire adjustment was recognizable in the fourth quarter.
Comment 3.
We note that your sales have been generally flat over the past four years and your gross profit and net sales have been in general decline. In future filings, please expand your discussion and analysis to address the underlying reasons behind the changes and provide a more forward-looking analysis of the related trends. For example:
-	Consider providing more details concerning unit production and pricing from year to year;

-	Analyze your views concerning the trend towards lower production volume and whether unitary overhead can be reduced or will continue to impact cost of products sold into the near and mid-term future;

-	Quantify product liability expenses for each period and provide the underlying reasons behind such changes from year-to-year;

-	Provide and industry overview and in particular your markets and describe expected trends and/or management actions that may impact future sales and profitability.
Response
In future filings we will endeavor to expand our discussion and analysis to address the underlying reasons behind the sales and gross profit fluctuations and provide a more forward-looking analysis of these trends. In our disclosures related to product liability expense we believe the Company would be exposed to potential harm if its adversaries, or potential adversaries, in product liability matters were made aware of certain data. (For further discussion of product liability expense, please see our response to Comment 4 below.)
Comment 4.
We note that product liabilities may have a material impact on the financial results of a particular period, and you have expended significant amounts of financial resources and management time in connection with product liability litigation. We also note that the determination of your product liability accrual is a critical accounting policy. Although we see the amount of the accrual at year-end on your balance sheet, it is unclear what impact product liabilities have had on your operations for the periods presented.
Please provide us with a roll-forward for the periods presented of the reserve for product liabilities, showing the amounts expensed, paid out, and adjustments. In addition, please break out the roll-forward by component, (i.e. legal expense, administration, settlements, etc.). Such information should be provided on a gross basis, without regard to insurance. If you have recorded probable recoveries from insurance, please provide a similar roll-forward on a gross basis. Please accompany the information with an explanatory narrative.
Provide us with more details concerning why you are unable to estimate a range of reasonably possible losses in excess of the amounts accrued. Address both unfavorable settlement outcomes and litigation expenses.
Response
Please see Attachment I for a rollforward of the product liability reserve.
Our provision for product liability claims is based upon many factors, which vary for each case. These factors include the type of claim, product involved, nature and extent of injuries, historical settlement ranges, jurisdiction where filed, plaintiff’s attorney, and advice of counsel. The many variables and uncertainties in product liability litigation affect reliability and precision of product liability accruals. However, the Company monitors each matter on a regular basis to establish or revise accruals when appropriate.
It is impossible to state with any confidence a range of reasonably possible losses in excess of the amounts accrued for product liability. Many claims which demand large amounts in damages result in little or no payment on the part of the Company; and often, claimant’s counsel will not state a reasonable settlement demand until the case is at or nearing trial. Amounts in ad damnum bear little relation to ultimate settlements or verdicts. For cases which proceed to trial, it is impossible to accurately predict what any jury will do under the circumstances of any particular trial, the results of which necessarily lie within the subjective domain of a jury. We do list the initial amount and the type of damages claimed in our regular quarterly and annual filings, as one indication of possible maximum liability in each case. Therefore, we believe an estimate of a reasonably possible range of loss cannot be made and will continue to include the following disclosure in the “Contingent Liabilities” footnote to our consolidated financial statements:
“A range of reasonably possible loss relating to unfavorable outcomes can not be made. However, in the product liability cases in which a dollar amount of damages is claimed, the amount of damages claimed is set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.”
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If you require any additional information or further clarification, please call me at (203) 259-7843.
Sincerely,
Thomas A. Dineen
Vice President, Treasurer and Chief Financial Officer

bcc:	S. Sanetti
L. Gasper
D. Renken
J. Dorr (Wildman, Harrold)
J. LaGueux (Patterson, Belknap)
P. Siciliano (McGladrey & Pullen)

Attachment 1
STURM, RUGER & COMPANY, INC.
ROLLFORWARD OF PRODUCT LIABILITY RESERVE
(Dollars in 000’s)

	Balance		Payments				Balance
	Beginning		Legal		Insurance	Admin.	End
	of Year	Expense	Fees	Settlements	Premium	Costs	of Year

2003	10,233	3,956	(4,680)	(422)	(1,181)	(1,241)	6,665

2004	6,665	804	(1,935)	—	(1,524)	(878)	3,132

2005	3,132	4,893	(2,935)	(515)	(1,338)	(1,041)	2,196
Note: There were no insurance recoveries during any of the above years.